Boral Limited BORAL

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

12 February 2003

Securities and Exchange Commission
Division of Corporatio
Office of International (
450 Fifth Street, N.W.
Washington, D.C. 2054
USA

Dear Sir/Madam

Boral Limited: 12g3-2(b) Information - File No. 82-5054

We enclose information which Boral Limited has lodged with Australian Stock Exchange Limited ("ASX") since 19 December 2002 and is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

The information is:-

1. A media release titled "Boral Acquires Largest Independent Brick Distributor in USA" issued on 7 February 2003.

2. A media release titled "Boral Masonry Wins High Court Appeal in a Landmark Predatory Pricing Case" issued on 7 February 2003.

3. A letter dated 12 February 2003 attaching the Interim Results Announcement for the half year ended 31 December 2002, ASX Appendix 4B Half Yearly Report incorporating the consolidated financial report and Directors' Report.

4. A letter dated 12 February 2003 attaching slides shown by the Managing Director during a briefing for analysts on Boral's results for the half year ended 31 December 2002.

Yours faithfully

M.B. Scobie
Company Secretary

Boral Limited

BORAL LIMITED
ABN 13 008 421 761
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9223 8439

MEDIA RELEASE

7 February 2003

Boral Acquires Largest Independent Brick Distributor in USA

Boral Limited announced today that it had reached an agreement with Franklin Industries Inc. to acquire the assets of its brick distribution business for US$66 million. Franklin Brick Company, with sales of approximately US$120 million, is the largest independent brick distributor in the United States with distribution facilities in Georgia, Tennessee, Alabama, Kentucky and Ohio. Franklin is Boral's largest US customer, accounting for approximately 13% of Boral's brick volume. Boral bricks represent the majority of Franklin's brick sales.

Based on Franklin Brick's unaudited 2002 financial results, the price being paid represents a trailing EBITDA multiple of 6.1 times. The transaction is subject to usual conditions including U.S. Government regulatory approval and is expected to close by the end of March.

The assets on completion will consist of 23 distribution facilities, trucks and working capital. Goodwill will represent approximately two thirds of the purchase price.

The acquisition will give Boral the opportunity to capture cost savings from freight logistics, inventory management, greater purchasing leverage and streamlined marketing and back office functions.

President of Boral USA, Dennis Brown, said that the acquisition of Franklin Brick achieves Boral's goal of selling 50% of its brick directly to its end customers. "A direct relationship with the customer will enable us to more effectively differentiate ourselves from other manufacturers through improved product offering and brand identification. We will also have the opportunity to increase sales of complementary items and accessories", said Mr Brown.

Rod Pearse, Managing Director of Boral Limited said "the acquisition of the Franklin Brick business furthers our strategy of being a focused building and construction materials company growing increasingly offshore. The Franklin Brick business fits well with our network of brick manufacturing facilities and provides us with a bolt-on investment that leverages our strong market, manufacturing and resource position".

The acquisition is anticipated to provide modest incremental earnings in the 2002/03 year and will increase Boral's US EBITDA by US$13 million from 2003/04 onwards. The incremental NPAT from the acquisition will add approximately 2% to earnings per share from 2003/04. As synergies are realised progressively after 2003/04, additional earnings growth is anticipated.

For further information please contact:
Dennis Brown, CEO, Boral Industries Inc., 0011 1 770 645 4501
Ken Barton, CFO, Boral Limited, 02 9220 6385
Kylie FitzGerald, General Manager Corporate Affairs, Boral Limited 02 9220 6390

BORAL BRICK AND FRANKLIN BRICK LOCATIONS



Gleason
Salisbury
Van Wyck
Lexington
Atlanta
Augusta
Macon
Muskogee
Henderson
Marshall
Macon
Bessemer
Phenix City

21 Boral Brick Plants at
13 Boral Manufacturing locations

28 Boral Brick Studios

23 Franklin Brick Locations

Boral Limited BORAL

ABN13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

MEDIA RELEASE

7 February 2003

BORAL MASONRY WINS HIGH COURT APPEAL IN A LANDMARK PREDATORY PRICING CASE

Boral Limited is pleased with its comprehensive victory today in the High Court. The Court found 6:1 in favour of Boral Masonry in its appeal in the landmark predatory pricing case. In upholding the appeal, the High Court has overturned a decision of the Full Court of the Federal Court handed down in 2001 that Boral Masonry engaged in a misuse of market power, by way of predatory pricing, in contravention of the *Trade Practices Act*.

Managing Director of Boral, Rod Pearse, said: "We are extremely pleased with today's decision by the High Court. It recognises that Boral Masonry's conduct was a legitimate competitive response to highly competitive market conditions in Victoria in the mid 1990's.

"Our view, from the beginning, has been that Boral Masonry did not have a substantial degree of market power and that its conduct was consistent with that of a market participant in a highly competitive market.

"The High Court's decision today is, in many ways, to be seen as a win for consumers, as it establishes more clearly that businesses may properly engage in vigorous price competition, which in turn delivers lower prices for consumers," said Mr Pearse.

Mr Pearse added, "We acted fairly when competing in a declining market against existing competitors and again when there was a new entrant with a substantial competitive advantage. While Boral Masonry was forced to sell several products in its range at prices below cost from time to time, overall it was recovering its costs even during the worst of the price war conditions in the mid 1990's. Our behaviour was legitimate in only seeking to protect our investment in the Victorian masonry operation."

Mr Pearse concluded: "In taking this decision, the High Court has provided some helpful guidance in relation to how market power should be assessed and importantly, where the line should be drawn between pro-competitive and anti-competitive conduct in responding to vigorous competitors."

The High Court decision brings to an end a saga which has been running for seven years and which has caused Boral significant cost, disruption, and damage to our reputation. Boral made strong representations to the ACCC in 1997, before the proceedings were commenced, that Boral Masonry did not possess the requisite degree of market power, but the ACCC chose to ignore these and run what it has described as a "test case". The final outcome confirms the doubts raised before the Dawson inquiry and in other quarters about whether the ACCC has been acting responsibly in its administration of the misuse of market power provision of the *Trade Practices Act* (section 46).

The legal proceedings against Boral Masonry were commenced by the Australian Competition and Consumer Commission in early 1998, and concerned allegations of predatory pricing by Boral's

Victorian concrete masonry operation from 1994 to 1996. The allegations had arisen from a complaint to the ACCC by C & M Bricks which had entered the concrete brick business in Melbourne in 1994, with a highly efficient new "state of the art" plant at Campbellfield, in the midst of the Victorian building recession of the early to mid 1990's.

As trial judge in mid-1999, Justice Heerey in the Federal Court found that Boral Masonry did not have market power in the Melbourne metropolitan market for wall and paving materials and even if it did, there was no misuse of market power by it. Justice Heerey dismissed the ACCC's proceedings with costs.

The ACCC subsequently appealed that decision. In overturning the trial judgment, the Full Federal Court overruled the trial judge's finding on the relevant market, departed from established views on "market power" and when it might be "misused", and set out new Australian law on predatory pricing. The Full Federal Court's decision was inconsistent with the law as applied by US and European courts.

Boral appealed the Full Federal Court's decision and the appeal was heard by the High Court in May 2002.

The High Court's findings included:

- The decision by Justice Heerey at trial was correct. The High Court said that Justice Heerey's findings of "intense competition" and "a lack of market power", were "amply supported" by the evidence.
- The Full Court's approach to determining "market power" was "flawed" and "affected by an error of the same kind as was corrected by this Court in *Melway*". Justice McHugh said that "the Full Court erred by approaching the issue of market power in an inverted manner, looking to the stated purpose of Boral Masonry ... and examining the conduct of Boral Masonry coloured by that purpose."
- The market in which Boral Masonry participated was "competitive". As Chief Justice Gleeson and Justice Callinan found, "it emerges clearly from the evidence in the present case that Boral Masonry set its prices by reference to the market." Further, "the inability (of Boral Masonry) to raise its prices above competitive levels reflected a lack of market strength."
- It is necessary to demonstrate, as an evidentiary matter, that there is some prospect of "recoupment" of a firm's forgone profits as a result of low pricing, in order to establish predatory pricing.
- Importantly for large corporations, Justice McHugh said, "Given the competitive nature of the market, the fact that Boral Masonry was part of a financially strong vertically integrated group has no relevance".

In bringing down its decision, the High Court also awarded costs in Boral's favour.

For further information contact:

Michael Scobie
General Manager, Corporate Services and Company Secretary
Boral Limited
02 9220 6362
0401 895 889 (mobile)

Rod Pearse
CEO & Managing Director
Boral Limited
02 9220 6452

Boral Limited BORAL

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

12 February 2003

The Manager, Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Half Yearly Results Announcement

We attach the following:-

1. Interim Results Announcement for the half year ended 31 December 2002.

2. ASX Appendix 4B Half Yearly Report incorporating the consolidated financial report.

3. Directors' Report.

We confirm that the Company will be treated as having lodged the financial report and Directors' Report with the Australian Securities and Investments Commission by reason of having given them to you.

Yours faithfully

M.B. Scobie
Company Secretary

Boral Limited

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

MEDIA RELEASE

Interim results announcement
for the half year ended 31 December 2002

12 February 2003

BORAL'S UNDERLYING HALF YEAR PROFIT INCREASES BY 57% TO $144M

Boral Limited today announced a net profit after tax and minorities of $144.3 million for the half year ended 31 December 2002, a 57% increase in profit compared with the six months to 31 December 2001.

Earnings per share for the half year increased from 16.2 cents to 25.1 cents.

Sales revenue of $1.9 billion was 12% above the prior year.

The major features for the half year profit result were:

- A continuation of the strong Australian performance reported in the second half of FY2002, largely driven by increased dwelling activity, pricing initiatives in construction materials and continuing contributions from turnarounds, growth and acquisition investments; Australian EBIT improved by 83% to $179 million compared with the six months to 31 December 2001.
- A continuation of strong earnings of US$30 million from US operations supported by a buoyant US housing market. A negative exchange rate impact of approximately A$5 million resulted in translated earnings of A$54 million being 9% down on last year.
- A strong half year profit from Boral's Asian operations of $14 million, which was 32% higher than last year.
- A 32% EBITDA improvement to $337 million and an EBITDA to sales margin of 17.4% (compared with 14.8% in the December 2001 half year).
- A 49% improvement in EBIT to $240 million; the EBIT to sales margins in all divisions substantially improved, resulting in an overall margin of 12.4% compared with 9.3% in the prior year.
- A return on funds employed (MAT) of 14.6% (up from 9.3% last year).

Improved operating results generated operating cash flows of $163 million, which were 17% above the $139 million reported last year. Surplus cash flow was used to reduce net debt resulting in gearing (D/E) reducing from 55% at December 2001 to 41% at December 2002, which is at the lower end of Boral's targeted gearing range of 40 to 60%.

An interim dividend of 11.0 cents per share has been declared, 22% higher than the interim dividend last year, and 10% higher than the final dividend. The dividend will be 75% franked, an increase from the 9.0 cent, 35% franked interim dividend to December 2001. The dividend will be paid on 19 March 2003, four weeks earlier than last year.

For further information contact:
Rod Pearse, CEO & Managing Director Boral Limited, (02) 9220 6300 or
Kylie FitzGerald, General Manager, Corporate Affairs & Investor Relations (02) 9220 6390

RESULTS AT A GLANCE

Six months ended 31 December	2002	2001	% change
A$ million			
Sales revenue	1,931	1,732	12
EBITDA	337	256	32
EBIT	240	161	49
Net interest	35	32	12
Profit before tax	205	130	58
Tax expense	60	37	61
Profit after tax	**144**	**92**	**57**
Cash flow from operating activities	163	139	
Gross assets	4,004	4,014	
Funds employed	2,968	2,972	
Liabilities	1,900	2,099	
Net debt	864	1,056	
Growth & acquisition capital expenditure	37	126	
Stay-in-business capital expenditure	62	49	

Employees	12,120	11,608	4
Sales per employee, $ million	0.159	0.149	7
Net tangible asset backing, $ per share	3.29	2.94	12
EBITDA margin on sales, %	17.4	14.8	18
EBIT margin on sales, %	12.4	9.3	33
EBIT return on funds employed, % (MAT)	14.6	9.3	57
Return on equity, % (MAT)	12.1	8.2	48
Gearing (net debt:equity plus net debt), %	29	35.5	
Gearing (net debt:equity), %	41	55	
Interest cover, times	6.8	5.1	
Earnings per share, ¢	25.1	16.2	55
Dividend per share, ¢	11.0	9.0	22
Safety: Lost time injury frequency rate (per million hours worked)	3	5	40

MARKET CONDITIONS

The estimated total value of work done[1] in the Australian building and construction markets increased by approximately 17% during the period, compared with the six months to December 2001. This increase consisted of a 22% uplift in dwelling activity, a 16% increase in the value of work done in non-residential building and a 2% upturn in the construction of roads, highways, subdivisions and bridges.

The Australian housing market drives approximately one third of Boral's total revenues, non-dwelling building activity drives 15-20% of sales revenues, and construction activity in the roads, highways, subdivision & bridges segment determines a further 15-20% of Boral's revenue.

During the period, Australian dwelling activity was strong as a result of the flow through of the high levels of building approvals. Importantly, dwelling approvals were sustained at high levels for the six months to December 2002, with approvals increasing by 4% on the prior corresponding period and 6% on the six months to June 2002. Whilst approvals for detached houses decreased by 4% on the prior year, the overall increase in approvals during the period was driven by a 24% increase in the multi-dwelling segment.

The value of work done in the Australian non-dwelling building segment was 16% up for the half year-on-year. In addition, the value of approvals increased by approximately 17% compared with the six months to December 2001 and by 17% compared with the June 2002 half year; this increase is largely driven by growth in hotels and shops and is expected to flow through into increased non-dwelling construction activity from the second half of FY2003 and into FY2004.

Whilst the value of work done in the Australian roads, highways, subdivisions & bridges construction segment increased by 2% year-on-year, the value of work commenced was up approximately 20% compared with the six months to June 2002. There are positive indications that emerging major infrastructure work will impact more noticeably from FY2004.

During the six months to December 2002, 22% of total reported revenues and approximately 25% of operating EBIT was derived from the USA and Asia.

In the USA, housing activity remained strong despite a weak US economy. There were 1.726 million housing permits issued in the USA in calendar year 2002, which was 5.5% higher than 2001. Construction of 1.705 million houses commenced in 2002 (up 6.4% on last year) and 1.651 million were completed (up 5.1%). Housing starts in Boral's US Brick States[2] were 1% higher than in the prior corresponding period. However, the value of construction work done in the same Brick states was slightly softer at 3% below December 2001 half year levels due to lower levels of commercial activity.

High underlying plasterboard market growth in Asia which was reported for the year ended June 2002, continued during the six months to December 2002. New construction activity in South Korea temporarily softened post the FIFA World Cup in June 2002 but recovered well during the December quarter. Conditions in Thailand continued to improve with new house construction particularly buoyant. Demand in China also grew strongly but prices remain low because of a continuing supply overhang. Indonesia's market growth, from a low base, continued through the six months to December 2002.

---

[1] Second quarter value of work done data is not yet available from Australian Bureau of Statistics; BIS Shrapnel forecasts have been used to estimate second quarter VWD.

[2] Boral's US "Brick States" are Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia. FW Dodge estimates used to calculate value of work done in these states.

DELIVERING A PERFORM AND GROW STRATEGY

Boral's Strategic Intent is *to be a value-driven, focused building and construction materials supplier, operating in Australia and increasingly offshore.* In order to realise our Strategic Intent, we adopted a *perform & grow* strategy in October 1999, which is clearly delivering shareholder value.

Since demerger, Boral's profitability has substantially strengthened. During calendar 2002, return on equity increased to 12.1% and TSR performance since demerger has averaged 31% p.a.

Continuing focus on performance improvement

Whilst the significant benefits of cyclical volume uplifts are reflected in the half year result, price management strategies and cost improvement programs, including business turnarounds, have also had a large positive impact.

Compared with the prior corresponding half-year, average prices strengthened in aggregates, cement, concrete, timber and masonry in Australia and in roof tiles in the USA. During the period, average pricing levels remained steady in bricks and roof tiles in Australia and plasterboard throughout Asia but Australian plasterboard and US brick prices softened.

Performance Enhancement Programs (PEP) delivered $39 million of operational cost savings during the period, which offset operational cost inflation. Overhead (or selling, general & administration) costs were 3% higher than last year due in part to acquisitions. Overheads as a percentage of sales reduced, however, from 12.9% to 11.9%.

Tax and interest expenses increased during the half-year. The tax expense for the six months to December 2002 was $60 million compared with $37 million for the six months to December 2001. The effective tax rate of 29.4% was marginally below the tax rate for FY2002 but was higher than the previous corresponding half-year due to favourable Australian tax benefits last year. Interest expense of $35 million was $4 million higher than the previous corresponding half-year due to slightly higher interest rates following the re-financing of US$300 million of debt in the second half of FY2002. Whilst interest expenses were slightly higher, the US$300 million US debt issue, with an average tenure of around 11 years, has provided enhanced long-term funding stability and lower financing risk.

Sound capital and balance sheet management continued during the period. Operational cash flows of $163 million (before capital expenditure) were supported by strong controls around working capital and maintenance of stay-in-business capital expenditure at 71% of depreciation levels. Whilst capital expenditure during the period was relatively low at $99 million, this level will increase significantly in the second half of the year as stay-in-business capital expenditure increases to around depreciation levels and planned growth projects flow through.

During the period net debt reduced to $864 million compared with $1,056 million at December 2001. This resulted in gearing (D/E) reducing to 41% (down from 55% at December 2001 and down from 45% at June 2002).

Substantially improved Australian performance

Boral's Australian operations delivered $179 million of EBIT during the period, an 83% improvement on last year. This result reflects benefits from an improved housing market, positive price management outcomes in construction materials and continued business performance turnarounds. EBIT to sales margins in Australia increased from 7.6% to 11.8%.

Construction Materials, Australia

Six months ended 31-Dec	2002	2001	% change
Sales revenue, $m	919	802	15
EBITDA, $m	160	110	47
EBIT, $m	113	62	84
Divisional cashflow*, $m	33	(2)	
Capital expenditure*, $m	64	84	
Funds employed, $m	1,474	1,437	
EBITDA return on sales, %	17.5	13.6	
EBIT return on sales, %	12.3	7.7	
EBIT return on funds employed, % (MAT)	13.5	8.8	
Employees	4,955	4,668	
Revenue per employee, $m	0.186	0.172	

* Including acquisitions

Share of Dec-02 External Revenue


Cement division**
Quarries
Contracting
Transport
QEU
Asphalt
Concrete

*** Cement division includes Blue Circle Southern Cement, concrete placement & scaffolding*

Boral's Construction Materials businesses in Australia benefited from a 22% increase in housing activity compared with last year and from the commencement of an upturn in non-residential and engineering & construction activity, which were 16% and 2% higher, respectively. Construction Materials reported an EBIT of $113 million for the half-year, 84% up on the prior corresponding period, on revenues of $919 million (up 15% on the prior year). EBIT to sales margin increased to 12.3% compared with 7.7% in the prior corresponding half-year and return on funds employed increased from 8.8% to 13.5% (on an MAT basis).

On a regional basis, results from construction materials businesses in all states, except South Australia, were above last year.

Results from the integrated businesses of Concrete and Quarries improved significantly during the period due to strong price improvements, volume uplifts (predominantly in the housing sector) and strong contributions from bolt-on concrete acquisitions.

Whilst there have been the normal fluctuations in concrete volumes in local markets, on average underlying market share, excluding recent acquisitions, has remained steady compared with the corresponding period.

Delivered concrete prices increased by approximately 15% over the half-year ended December 2002 compared with the corresponding period last year. This was in line with our expectations. Prices in the current order book continue to strengthen as a result of older contracts being completed and substituted with new contracts. Additional price increases implemented during October 2002 and already announced for April 2003, will further impact the order book. We therefore expect improved delivered concrete pricing during the second half of this financial year.

Aggregate, sand and road base prices have increased on average by 15% compared with the corresponding period last year and will increase further.

Blue Circle Southern Cement's improved results for the half year were underpinned by higher cement and lime volumes and by increases in selling prices. Cement prices increased by approximately 5% over the six months compared to the corresponding period last year and will increase further during the June half year.

In response to capacity constraints in the Australian cement industry during the period, Boral's higher-cost, wet kiln #5 at Berrima was brought on line to supply market needs. In December, a $131 million cement upgrade program was announced which will provide increased capacity flexibility and lower delivered costs into Blue Circle Southern Cement's key NSW and Victorian markets.

Profits from the Asphalt business improved during the period, driven by improvements in Victoria, Queensland and Western Australia. NSW and South Australia markets were down on last year due to delays in government road expenditure in those states.

Driven by increased scaffolding utilisation rates and stronger pricing, the Scaffolding business delivered improved results. The De Martin & Gasparini concrete placing business was steady and will benefit from volume improvements in the Sydney non-residential construction market.

Construction Materials' EBIT included an $8.5 million profit from Quarry End Use (QEU) operations (compared with $12.8 million in the first half of FY2002), primarily derived from ongoing Greystanes Development activities. During the period, a partnership with Delfin Lend Lease was formed to undertake development activity in the residential land precinct at Greystanes over the next five to six years.

Building Products, Australia

Six months ended 31-Dec	2002	2001	% change
Sales revenue, $m	592	487	22
EBITDA, $m	88	57	54
EBIT, $m	65	36	80
Divisional cashflow*, $m	70	45	
Capital expenditure*, $m	15	14	
Funds employed, $m	809	827	
EBITDA return on sales, %	14.9	11.8	
EBIT return on sales, %	11.1	7.5	
EBIT return on funds employed, % (MAT)	14.1	6.7	
Employees	3,688	3,615	
Revenue per employee, $m	0.160	0.135	

* Including acquisitions

Share of Dec-02 External Revenue



Australian Plasterboard
Bricks
Roofing
Masonry
Windows
Timber

Building Products in Australia delivered a half year EBIT of $65 million, which was 80% above last year, on revenues of $592 million, which were 22% above last year. EBIT/Sales improved significantly from 7.5% to 11.1% and ROFE lifted to a more satisfactory 14.1% (on a MAT basis). The EBIT result reflects stronger sales volumes and cost improvements in Plasterboard and Clay & Concrete Products, together with substantial performance turnarounds in Windows and Timber.

Clay & Concrete Products, consisting of roof tiles, bricks and masonry products in Australia, delivered substantially improved results that exceeded the cost of capital. However, performance was held back by adverse mix shifts in roofing and in bricks on both the east and west coasts, as well as lower than anticipated gains from increased volumes. This part of the business is implementing a broad operational improvement program, organisational restructuring and price management initiatives designed to deliver further margin improvements.

A buoyant Australian housing market fuelled by the First Home Buyer Grant, low interest rates and wider use of plasterboard helped the Australian Plasterboard business to record a strong profit lift in the half year compared to the same period last year. Further cost reduction initiatives and the acquisition of Stud & Track in late August (the largest independently owned plasterboard distributor in Sydney and a Boral customer), also contributed to the result and helped to offset the impact of weaker pricing.

Improved pricing, volumes and operating costs across all products assisted the Timber division to continue its significant profit turnaround during the half year. Hardwood operations saw increased pricing and volumes drive the result however, export markets were slower than anticipated. Softwoods saw the benefit of pricing and volume improvements and vastly improved production efficiencies. The Plywood business suffered production difficulties early in the year, however, it gained momentum in the December quarter and is on track to significantly improve profitability on last year. Progress with the NSW Government to obtain security of hardwood resource allocation is proving slow and capital upgrade programs remain on hold until further certainty can be gained.

The Windows fabrication business continued to deliver the substantial turnaround in performance which was reported in FY2002, based on successful cost reduction programs and volume uplifts. There is further opportunity for improvement in the NSW Windows business.

All building products businesses delivered above cost of capital returns.

Continued strong USA contribution

Boral's leading market positions in bricks and roof tiles in the US strengthened during the half year with strong performance delivered, growth initiatives in concrete roof tiles delivering good results and expansion in brick distribution announced. Boral will be the largest brick distributor in the major brick states of Georgia, Tennessee, Kentucky and Ohio.

USA

Six months ended 31-Dec	**2002**	**2001**	**% change**
US$			
Sales revenue, US$m	210	211	-
EBITDA, US$m	43	42	2
EBIT, US$m	30	30	-
A$			
Sales revenue, $m	379	413	(8)
EBITDA, $m	78	82	
EBIT, $m	54	59	(9)
Divisional cashflow*, $m	64	51	
Capital expenditure*, $m	14	35	
Funds employed, $m	709	780	
EBITDA return on sales, %	20.5	19.9	
EBIT return on sales, %	14.2	14.3	
EBIT return on funds employed, % (MAT)	14.6	13.1	
Employees	2,210	2,260	
Revenue per employee, $m	0.171	0.183	

* Including acquisitions

Share of Dec-02 Revenue


USA Bricks
Clay rooftiles
Flyash & admixtures
Concrete rooftiles**

***Boral's share of revenues from the MonierLifetile concrete tile JV do not appear in Boral's consolidated accounts. Boral's profits from this business are equity accounted.*

The USA housing market remained strong during the six months to December 2002 with low interest rates and low housing inventories supporting the high levels of underlying housing demand. US building activity in Boral's US Brick States remained at high levels.

Boral's USA operations delivered a strong and steady EBIT of US$30 million on revenues of US$210 million, which were in line with last year. In Australian dollar terms, USA EBIT of A$54 million was 9% lower than that reported last year as a result of a A$5 million negative exchange rate variance due to a strengthening Australian dollar.

During the period, brick volumes in the USA were up marginally but due to geographic and product mix issues average selling prices were softer. The bricks business delivered a profit marginally lower than last year.

Improvements in BMTI and MonierLifetile offset the reduced result from bricks. MonierLifetile (Boral's 50/50 concrete roof tile joint venture with Lafarge) continued to deliver a steady turnaround in underlying performance with Boral's share of reported EBIT increasing by 20% to US$4.8 million. Operational improvements and positive impacts of recent growth and acquisition investments contributed to the improved performance. The result includes a write-down of the recently closed, San Bernadino plant, which reduced the reported profit improvement.

Despite sales revenue being slightly lower in the BMTI business compared with last year, operating profit was higher. BMTI saw the benefits of improved Flyash pricing and the restructuring program undertaken last year

Clay tiles delivered an improved result compared with last year due to the benefits of last year's plant upgrade program and other operational improvements beginning to flow through. Clay tile revenues were slightly softer than last year due to lower production volumes associated with the finalisation of the plant upgrade.

Strong position in Asia is delivering results

Results from Asia reflect the strong position that Boral and Lafarge have established through the Plasterboard joint venture as well as the improved performance of Boral's construction materials operations in Indonesia.

Asia *(Asian Plasterboard joint venture with Lafarge and Indonesian construction materials)*

Six months ended 31-Dec	2002	2001	% change
Sales revenue, $m	40	28	46
EBIT, $m	14	10	32
Funds employed, $m	206	214	
EBIT return on funds employed, % (MAT)	11.5	8.3	

Boral's share of revenues from the Asian Plasterboard joint venture do not appear in Boral's consolidated accounts. Boral's profits from this business are equity accounted.

Boral's Asian operations delivered a half year EBIT of $14 million, which was 32% higher than last year.

Boral's share of earnings from its 47.7% shareholding in the Plasterboard joint venture was in line with last year. This result was achieved despite the adverse impact of the stronger Australian dollar and an abnormally high result last year.

As expected, market growth underpinned stronger plasterboard sales volumes for the joint venture compared with last year. Sound performance improvement programs well executed by joint venture management with support from Lafarge and Boral are also driving gains across the joint venture's operating entities.

During the period, the joint venture completed its complex restructure in the difficult China market which released under-utilised plant from Shanghai for relocation to the joint venture's new production site close to Seoul in South Korea. This move was completed on time and within budget with the plant supporting strong sales volumes in South Korea in the Dec-2002 quarter.

Successful integration of the two Shanghai based businesses separately operated by Boral and Lafarge prior to the formation of the joint venture, enabled the reshaped business in China to record a positive EBIT in the half year compared to losses in prior periods. Well executed integration programs following the acquisition of 71% of Siam Gypsum Industries last year also lifted performance in Thailand.

Boral's construction materials activities in Indonesia, including concrete and quarries and a new concrete pipe business, delivered substantially improved results for the six months to December 2002. The profit uplift was driven by improved market volumes and pricing and by new batch plants and trucking capacity.

Value-adding growth activities

Following the demerger and up to June 2002, $425 million was invested in acquisition and growth projects in Australia, the USA and Asia. During the six months to 31 December 2002, a further $37 million was spent on growth. Acquisition activities during the period included:

- 50% of Go Crete (Perth's second largest independent concrete producer),
- Canberra Minimix,
- Stud & Track (the largest plasterboard distributor in NSW), and
- Allen's Asphalt in south east Queensland.

These bolt-on acquisitions further advance the successful growth strategy adopted over recent years, which has involved incremental, low-risk growth steps to build on our leading reserve and market positions. The above cost-of-capital returns being delivered by these investments are reflected in improved operating results and margins.

Approximately $200 million of growth and acquisition capital expenditure is expected during the second half of FY2003 predominantly arising from recently announced plans to grow our manufacturing positions in cement in Australia and brick distribution in the USA. A further $90 million of growth expenditure will also carry forward to FY2004 for the cement upgrade program.

Growth capital expenditure has averaged around $200 million per annum since the demerger and this level of expenditure is expected to be sustainable in future years.

Cement expansion in Australia

In December 2002, Boral announced plans to invest $131 million to upgrade its Blue Circle Southern Cement plants at Berrima in the NSW Southern Highlands and Waurn Ponds near Geelong in Victoria.

Approximately $75 million will be spent to upgrade Berrima's #6 dry process kiln, lifting capacity of #6 kiln to 1.4 million tpa from 1.0 million tpa. $56 million will be invested in a two-stage upgrade at Waurn Ponds resulting in an increase in cement capacity from 500,000 to 800,000 tpa at Waurn Ponds.

In addition to providing increased capacity flexibility, these investments will reduce transport costs, reduce energy costs through the increased use of alternative fuels, will significantly reduce emissions, and will allow further stay-in-business capital expenditure to be avoided.

The benefits of cost reductions and increased capacity will strengthen Boral's leading NSW and Victorian cement market positions. In recent years Australia has been a net importer of cement because of Australian capacity shortfalls. Following the upgrades, Boral will be in a position to offer a lower-cost domestic supply option to meet industry supply chain shortages and to supply growth in the building and construction markets which are not expected to achieve a cyclical peak until approximately 2006/07.

Growth in US brick distribution through the acquisition of Franklin Brick

Last week Boral announced it has agreed to acquire Franklin Brick. With 23 locations throughout five US states, including six locations in Georgia, Franklin is the largest independent brick distributor in the USA.

The acquisition of Franklin Brick is consistent with our perform and grow strategy, allowing Boral to move further into direct sales to end customers and improving the operating margins of our US Brick business. Boral will also have the opportunity to capture cost savings from freight logistics, inventory management, greater purchasing leverage, streamlined marketing and back office functions.

PERFORMANCE AGAINST OUR FINANCIAL OBJECTIVES

During the past three years we have experienced the lows and highs of the Australian dwelling construction cycle and we have been supplying cyclically low levels of activity in the non-dwelling and roads, highways, subdivisions & bridges segments. Nevertheless, the company's underlying profitability has improved substantially during this period and we have exceeded the weighted average cost of capital (WACC) through this period of the cycle. Our objective is to do this on a sustainable basis.

1. Exceed WACC through the cycle
Return on funds employed for the half year period was 14.6% on a moving annual total basis, compared with 9.3% a year ago. These returns clearly exceed Boral's WACC.

2. Deliver better financial returns than the competition in comparable markets
For some time now we have delivered a comparatively strong performance in Australian construction materials, in the US brick market and in plasterboard in Asia.

We have been determined to improve the performance of our building products businesses in Australia where Boral's returns have been below acceptable levels and have lagged competitors' returns. A major feature of the half year has been the substantial improvement in building products which is now delivering better absolute and relative returns than previously. Comparing December 2001 and December 2002 half years, Building Products Australia improved its return on funds employed from 6.7% to 14.1% on an MAT basis.

3. Deliver superior total shareholder returns
An interim dividend of 11.0 cents per share has been declared, which will be 75% franked. This is a 22% increase from the 2002 interim dividend of 9.0 cents with 35% franking (or 10% above the FY2002 final 10.0 cent/75% franked dividend). A dividend of 11.0 cents represents a dividend yield of 5.3% p.a. (before franking) on Boral's average share price for the half year ended December 2002. The increased dividend and franking level effectively provides a 40% increase in the grossed up dividend half year-on-year for most shareholders.

Dividends declared for the half year totalled $63.3 million, resulting in a payout ratio of 44% from after tax income of $144.3 million.

Capital returns for shareholders have continued to strengthen. Boral's share price has increased by 91% since the demerger (February 2000) to 31 December 2002, compared with a 2% decrease in the ASX100 over the same period. Over the six months to December 2002, Boral's share price increased by 16% whilst the ASX100 decreased by 6% over the same period. Since the demerger the combined capital share price appreciation and dividend yield for Boral's shareholders, has resulted in an annualised TSR of 31% to 31 December 2002, ranking the stock in the top quartile of the top ASX100 group of Australian listed companies.

Earnings per share for the December 2002 half year was 25.1 cents, a 55% increase on last year.

The interim dividend will be paid on 19 March 2003, four weeks earlier than last year. Boral will continue to offer a Dividend Reinvestment Plan for shareholders. To minimise EPS dilution, Boral will again buy-back on market shares equivalent to the number of shares issued under the DRP.

OUTLOOK - FY2003

Dwelling approvals in Australia for the September 2002 quarter were strong and in the December 2002 quarter fell by 5% on the prior quarter. The March 2003 quarter should reflect ongoing high activity flowing through from previously announced approvals with a weaker level of activity in the June 2003 quarter. Overall, dwelling activity during the six months to June 2003 is expected to be cyclically and seasonally weaker compared with the first half of the year.

On the other hand, we anticipate Australian non-dwelling and infrastructure project activity will continue to increase during the second half of FY2003, largely benefiting construction materials markets. Again, however, the June half is typically seasonally weaker than the December half of the financial year.

Quarry, Concrete and Cement price increases initiated in the first half of the year will have a full six months impact in the second half and will combine with further announced price increases planned to take effect in the June 2003 quarter

Continued strong performance from QEU is expected albeit that the result for FY2003 should be slightly lower compared with last year. Second half QEU earnings are expected to be higher than first half earnings.

Strong activity in the USA housing market is expected to continue in the second half of this fiscal year. However, USA earnings are expected to be lower in the second half due to seasonal weakness and exchange rate impacts.

Increasing Asian plasterboard penetration, operational improvement initiatives, and the underlying economic strength of countries in which we operate should lift performance in the seasonally weaker June half year.

Capital expenditure will be substantially higher in the second half year, with growth & acquisition expenditure for already announced growth activities expected to be approximately $200 million. Stay-in-business capital expenditure for the full year is anticipated to be around depreciation levels.

The IBES analysts currently forecast Boral's FY2003 earnings to range from $223 million to $259 million with an average of $239 million. Subject to any unforeseen effects of weather, fuel prices and international instability, we expect Boral's earnings to be around $260 million for FY2003 which is 15% above Boral's previous forecast of $226 million and 9% above the current IBES consensus forecast.

Boral Limited

HALF YEARLY REPORT

BORAL LIMITED
ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

Name of entity

Boral Limited

ABN	Half Yearly	Preliminary Final	Half Year ended ('current period')
13 008 421 761	✔		31 December 2002

For announcement to the market

				$'A Millions
Sales revenue *(item 1.23)*	up	11.5%	to	1,931.4
Revenues from ordinary activities (including proceeds on sale of non-current assets)(item 1.1)	up	11.1%	to	1,943.9
Profit from ordinary activities after tax attributable to members *(item 1.22)*	up	56.5%	to	144.3
Net profit for the period attributable to members *(item 1.11)*	up	56.5%	to	144.3

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend (item 15.6)	11 cents	8.25 cents
Previous corresponding period *(item 15.7)*	9 cents	3.15 cents

Record date for determining entitlements to the dividend *(see item 15.2)*: 28 February , 2003

Short details of any bonus or cash issue or other item(s) of importance not previously released to the market: Nil

Consolidated statement of financial performance

		Current period $'A Millions	Previous corresponding period $'A Millions	% Change +/-
1.0 (a)	Sales revenue *(see item 1.23)*	1,931.4	1,731.9	11.5%
1.0 (b)	Other revenues from ordinary activities *(see items 1.24 - 1.25)*	12.5	18.3	-31.7%
1.1	Revenues from ordinary activities *(see item 1.23 - 1.25)*	1,943.9	1,750.2	11.1%
1.2	Expenses from ordinary activities *(see items 1.26a)*	(1,729.2)	(1,609.5)	7.4%
1.3	Borrowing costs *(excluding interest revenue - see item 1.24)*	(36.7)	(33.8)	8.6%
	(Net interest expense $35.2 million, 2001 $31.5 million)			
1.4	Share of net profit of associates and joint venture entities *(see item 16.7)*	26.7	22.7	17.6%
1.5	**Profit from ordinary activities before tax**	204.7	129.6	57.9%
1.6	Income tax on ordinary activities	(60.1)	(37.4)	60.7%
1.7	**Profit from ordinary activities after tax**	144.6	92.2	56.8%
1.8	Profit from extraordinary items after tax *(see item 2.5)*	-	-	-
1.9	**Net profit**	144.6	92.2	56.8%
1.10	Net profit attributable to outside equity interests	0.3	-	
1.11	**Net profit for the period attributable to members**	144.3	92.2	56.5%

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserves	-	-	
1.13	Net exchange differences recognised in equity	9.5	10.0	
1.14	Other revenue, expense and initial adjustments recognised directly in equity			
	Net increase/(decrease) in retained earnings on initial adoption of :			
	Revised AASB 1012 *Foreign Currency Translation*	-	-	
	Revised AASB 1028 *Employee Benefits*	(1.4)	-	
	AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets*	-	-	
		(1.4)	-	
1.15	Initial adjustments from UIG transitional provisions	-	-	
1.16	Total transactions and adjustments recognised directly in equity *(items 1.12 to 1.15)*	8.1	10.0	
1.17	**Total Changes in equity not resulting from transactions with owners as owners** *(items 1.11 plus 1.16)*	152.4	102.2	49.1%

Earnings per share *(see item 10.1)*		*Cents per share*		
1.18	Basic EPS	25.1	16.2	
1.19	Diluted EPS	24.9	16.1	

Profit (loss) from ordinary activities attributable to members

		Current period $'A Millions	Previous corresponding period $'A Millions	% Change +/-
1.20	Profit from ordinary activities after tax *(item 1.7)*	144.6	92.2	56.8%
1.21	Less (plus) outside equity interests	0.3	-	
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	144.3	92.2	56.5%

Revenue and expenses from ordinary activities

		Current period $'A Millions	Previous corresponding period $'A Millions	% Change +/-
1.23	**Sales Revenue**			
	Revenue from sale of goods	1,874.3	1,672.3	12.1%
	Revenue from rendering of services	57.1	59.6	-4.2%
		1,931.4	1,731.9	11.5%
1.24	**Interest revenue**	1.5	2.3	-34.8%
1.25	**Other revenue**			
	Proceeds on sale of non-current assets	11.0	16.0	-31.2%
Revenues from ordinary activities *(item 1.1)*		**1,943.9**	**1,750.2**	**11.1%**
1.26a	**Details of expenses**			
	Cost of goods sold	1,243.0	1,134.5	9.6%
	Distribution expenses	237.9	224.0	6.2%
	Selling and marketing expenses	84.2	82.7	1.8%
	Administrative expenses	145.3	140.6	3.3%
	Other:			
	Written down value of assets sold	9.4	18.2	-48.4%
	Amortisation of intangibles	9.4	9.5	-1.1%
Expenses from ordinary activities *(item 1.2)*		**1,729.2**	**1,609.5**	**7.4%**
1.26b	**Profit from ordinary activities after income tax expense includes the following revenues and expenses the disclosure of which are relevant in explaining the financial performance of the entity:**	-	-	-
1.27	**Depreciation and amortisation excluding amortisation of intangibles** ***(see item 2.3)***	87.2	85.1	2.5%
1.28	**Interest costs capitalised in asset values** Not applicable			
1.29	**Outlays capitalised in intangibles (unless arising from an acquisition of a business)** Not applicable			

Consolidated retained profits

		Current period $'A Millions	Previous corresponding period $'A Millions	% Change +/-
1.30	Retained profits at beginning of financial period	222.1	138.7	
1.31	Net profit (loss) attributable to members *(item 1.11)*	144.3	92.2	56.5%
1.32	Net transfers from (to) reserves	0.2	0.1	-
1.33	Net effect of changes in accounting policies			
	Revised AASB1012 "Foreign Currency Translation"	-	-	-
	Revised AASB1028 "Employee Benefits"	(1.4)	-	-
	AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" (refer note *)	-	-	-
1.34	Dividends and other equity distributions paid or paya	(0.1)	(51.5)	-99.8%
1.35	**Retained profits at end of financial period**	365.1	179.5	103.4%

Note *: As a consequence of the adoption of AASB1044 the provision for dividend of $57.5 million at 30 June 2002 has been reversed and adjusted against retained earnings. A corresponding adjustment was made against retained earnings to reflect the payment of the final dividend. The net effect on retained earnings is nil.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $'A Millions	Related tax (expense) / benefit $'A Millions	Related outside equity interests $'A Millions	Amount (after tax) attributable to members $'A Millions
2.1	Amortisation of goodwill	9.2	(1.2)	-	8.0
2.2	Amortisation of other intangibles	0.2	-	-	0.2
2.3	**Total amortisation of intangibles**	9.4	(1.2)	-	8.2
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

		Consolidated - previous corresponding period			
		Before tax $'A Millions	Related tax (expense) / benefit $'A Millions	Related outside equity interests $'A Millions	Amount (after tax) attributable to members $'A Millions
2.1	Amortisation of goodwill	9.0	(1.3)	-	7.7
2.2	Amortisation of other intangibles	0.5	-	-	0.5
2.3	**Total amortisation of intangibles**	9.5	(1.3)	-	8.2
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Consolidated statement of financial position

		31 December 2002 $'A Millions	30 June 2002 $'A Millions	31 December 2001 $'A Millions
	Current assets			
4.1	Cash assets	52.3	43.4	39.2
4.2	Receivables	631.4	641.5	628.7
4.4 (a)	Inventories	367.0	352.5	373.3
4.4 (b)	Inventories - land held for resale	14.9	7.6	10.0
4.6	Other - prepayments & deferred expenses	38.3	28.6	58.6
4.7	**Total current assets**	1,103.9	1,073.6	1,109.8
	Non-current assets			
4.8	Receivables	49.5	44.1	57.0
4.9	Investments (equity accounted)	331.3	313.7	325.0
4.10	Other financial assets	0.2	0.2	0.3
4.11	Inventories - land held for resale	100.2	56.2	35.6
4.14	Other Property, plant and equipment (net)	2,046.0	2,070.7	2,097.2
4.15	Intangibles (net)	210.7	210.0	230.1
4.16	Deferred tax assets	140.2	125.8	145.5
4.17	Other - deferred expenses	22.4	12.7	14.0
4.18	**Total non-current assets**	2,900.5	2,833.4	2,904.7
4.19	**Total assets**	4,004.4	3,907.0	4,014.5
	Current liabilities			
4.20	Payables	456.9	485.1	436.3
4.21	Interest bearing liabilities	15.9	8.2	71.5
4.22	Tax liabilities	70.2	32.2	25.2
4.23	Provisions	189.0	244.6	243.3
4.25	**Total current liabilities**	732.0	770.1	776.3
	Non-current liabilities			
4.27	Interest bearing liabilities	900.8	916.3	1,023.7
4.28	Tax liabilities	230.5	232.0	228.7
4.29	Provisions	37.1	38.9	70.2
4.31	**Total non-current liabilities**	1,168.4	1,187.2	1,322.6
4.32	**Total liabilities**	1,900.4	1,957.3	2,098.9
4.33	**Net assets**	2,104.0	1,949.7	1,915.6
	Equity			
4.34	Capital	1,579.5	1,578.1	1,567.1
4.35	Reserves	157.2	147.9	166.6
4.36	Retained profits	365.1	222.1	179.5
4.37	**Equity attributable to members of the parent entity**	2,101.8	1,948.1	1,913.2
4.38	Outside equity interests in controlled entities	2.2	1.6	2.4
4.39	**Total equity**	2,104.0	1,949.7	1,915.6

Exploration and development expenditure capitalised

5.1 to 5.6 Not Applicable

Development properties

6.1 to 6.7 Not Applicable

Consolidated statement of cash flows

		31 December 2002 $'A Millions	31 December 2001 $'A Millions
	Cash flows related to operating activities		
7.1	Receipts from customers	2,130.3	1,893.0
7.2	Payments to suppliers and employees	(1,917.4)	(1,691.2)
7.3	Dividends received from associates	10.8	8.7
7.5	Interest and other items of similar nature received	1.6	1.9
7.6	Interest and other costs of finance paid	(36.4)	(33.0)
7.7	Income taxes paid	(26.1)	(40.6)
7.9	**Net operating cash flows**	162.8	138.8
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(93.8)	(76.3)
7.11	Proceeds from sale of property, plant and equipment	11.0	16.0
7.12a	Payment for purchases of controlled entities	(1.2)	(54.2)
7.12b	Payment for purchases of other investments	(4.4)	(43.2)
7.17	**Net investing cash flows**	(88.4)	(157.7)
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, options, etc)	1.1	1.4
7.19	Proceeds from borrowings	-	404.7
7.20	Repayment of borrowings	(17.8)	(330.1)
7.21	Dividends paid (Net of dividends reinvested under the Dividend Reinvestment Plan $18.7 million (2001 $9.0 million)	(38.9)	(42.4)
7.22	Other (on-market share buy-backs)	(18.4)	-
7.23	**Net financing cash flows**	(74.0)	33.6
7.24	**Net increase/(decrease) in cash held**	0.4	14.7
7.25	Cash at beginning of period	37.0	19.2
7.26	Exchange rate adjustments to item 7.25	-	0.5
7.27	**Cash at end of period** (see reconciliation of cash)	37.4	34.4

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows:

Issue of shares in respect of dividend reinvestment plan $18.7 million (2001 $9.0 million)

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:	Current period	Previous corresponding period
	$'A Millions	$'A Millions
8.1 Cash on hand and at bank	22.6	11.2
8.2 Deposits at call	3.1	2.4
8.3 Bank overdraft	(14.9)	(4.8)
8.4 Other (term deposits)	26.6	25.6
8.5 **Total cash at end of period** (item 7.27)	37.4	34.4

Other notes to the financial statements

Ratios

	Current period	Previous corresponding period
Profit before tax/revenue 9.1 Consolidated operating profit before tax (item 1.5) as a percentage of revenue (item 1.1)	10.5%	7.4%
Profit after tax/equity interests 9.2 Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37).	6.9%	4.8%

Earnings per security (EPS)

10.1 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027 *Earnings per Share* as follows :

Refer to additional notes to Appendix 4B - Note 1

NTA Backing

	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	$ 3.29	$ 2.94

Discontinuing operations

12.1 Discontinuing operations

None

Control gained over entities having material effect

13.1 to 13.4 None material*

* During the year control was gained over PT Rocla Persada Indonesia and Lympike Pty Ltd (Stud and Track)

Comparative 2001
The consolidated entity did not gain control over any entities during the prior corresponding half-year.

Loss of control of entities having a material effect

14.1 to 14.5 Not applicable

Comparative 2001
The consolidated entity did not lose control over any entities during the prior corresponding half-year.

Dividends

15.1	Date the dividend is payable	19 March , 2003
15.2	Record date to determine entitlements to the dividend (i.e. on the basis of registrable transfers received up to 5.00pm if paper based, or by "end of day" if a proper SCH transfer)	28 February , 2003
15.3	The final dividend has been declared	N/A

Amount per security

			Amount per security	Franked amount per security
15.6	**Interim dividend:**	Current year	11 cents	8.25 cents at 30% tax
15.7		Previous year	9 cents	3.15 cents at 30% tax

In accordance with AASB1044 the financial effect of current period interim dividend has not been brought to account in the consolidated entity's financial statements for the period ended 31 December 2002 as it was declared subsequent to 31 December 2002.

Interim dividend (distribution) per security

	Current period $'A Millions	Previous corresponding period $'A Millions
15.10 Ordinary securities	63.3	51.5
15.11 Preference securities	-	-
15.12 Other equity instruments	-	-
15.13 Total	63.3	51.5

During the period the final dividend of $57.5m provided for at 30 June 2002 was paid to shareholders. In accordance with AASB1044 this provision was reversed to opening retained earnings and the dividend paid out of retained earnings on 19 September 2002.

The dividend plans shown below are in operation.

Dividend reinvestment plan

The last date(s) for receipt of election notices for the dividend plans: 28 February , 2003

Any other disclosures in relation to dividends

Subsequent to reporting date :

Since 31 December 2002, the directors have declared the following dividend payable on 19 March, 2003

	Current period $'A Millions
Interim dividend on ordinary shares	63.3

The financial effect of these dividends have not been brought to account in the consolidated entity financial statements for the period ended 31 December 2002.

Details of aggregate share of profits/(losses) of associates

	Entity's share of associates':	Current period $'A Millions	Previous corresponding period $'A Millions
16.1	Profit (loss) from ordinary activities	29.8	24.5
16.2	Income tax on ordinary activities	(3.1)	(1.8)
16.3	**Profit (loss) from ordinary activities after income tax**	**26.7**	**22.7**
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	**26.7**	**22.7**
16.6	Adjustments	-	-
16.7	**Share of net profit (loss) of associates and joint venture entities**	**26.7**	**22.7**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities :

Name of entity

		Percentage of ownership interest held at the end of the period		Contribution to net profit after tax (item 1.9)	
		Current period	Previous corresponding period	Current period $'A Millions	Previous corresponding period $'A Millions
17.1	**Equity accounted associates and joint venture entities**				
	Lafarge Boral Gypsum in Asia Ltd	47.7%	47.7%	10.6	10.6
	Monier Lifetile LLC *	50.0%	50.0%	8.6	7.9
17.2	Total			19.2	18.5

* taxed as a partnership in the USA

17.3	**Other material interests**				
	No material interests				
17.4	Total			-	-

Issued and quoted securities at end of current period

	Category of securities	Number issued	Number quoted	Issue price ($)	Amount paid-up (cents)
18.3	**Ordinary securities**	575,645,361	575,645,361	-	-
18.4	Changes during current period				
	(a) Increases through issues				
	Shares issued under the dividend reinvestment plan	4,346,396	4,346,396	-	-
	Shares issued upon the exercise of executive options	370,550	370,550	-	-
	(b) Decreases through returns of capital, buybacks, redemptions				
	On market share buybacks	(4,325,057)	(4,325,057)	-	-
18.7	**Options**			Exercise price	Expiry date
	Options issued pursuant to the Boral Senior Executive Option Plan in the ratio of 1:1.	30,000	-	$ 5.26	2-Mar-2003
		475,000	-	$ 3.00	4-Dec-2003
		100,000	-	$ 3.00	19-Jan-2004
		1,250,000	-	$ 4.04	1-Feb-2004
		1,665,900	-	$ 3.18	6-Dec-2004
		750,000	-	$ 2.28	1-Mar-2005
		750,000	-	$ 2.28	13-Nov-2005
		5,045,800	-	$ 1.97	8-Dec-2005
		3,088,000	-	$ 3.35	6-Nov-2006
		3,699,500	-	$ 4.12	4-Nov-2009
18.8	Issued during current period	3,699,500	-	$ 4.12	4-Nov-2009
18.9	Exercised during current period	245,000	-	$ 3.00	4-Dec-2003
		30,000	-	$ 3.00	19-Jan-2004
		18,650	-	$ 3.18	6-Dec-2004
		76,900	-	$ 3.35	6-Nov-2006
18.10	Expired during current period	1,160,000	-	$ 5.26	11-Dec-2002

1. SEGMENTS

PRIMARY REPORTING

	Revenue* 2002 $ millions	Revenue* 2001 $ millions
BUSINESS SEGMENTS		
Building products - Australia	**591.7**	486.6
Construction materials - Australia	**919.1**	802.3
United States of America	**378.8**	413.4
Asia	**40.4**	27.6
Other	**1.4**	2.0
SEGMENT TOTAL	**1,931.4**	1,731.9

	Operating profit (excluding associates) 2002 $ millions	2001 $ millions	Results of associates 2002 $ millions	2001 $ millions	Operating profit before tax** 2002 $ millions	2001 $ millions
BUSINESS SEGMENTS						
Building products - Australia	**63.1**	34.7	**2.3**	1.6	**65.4**	36.3
Construction materials - Australia	**108.2**	58.9	**5.2**	2.6	**113.4**	61.5
United States of America	**45.3**	51.3	**8.6**	7.9	**53.9**	59.2
Asia	**3.1**	(0.2)	**10.6**	10.6	**13.7**	10.4
Other	**(0.6)**	(0.2)	-	-	**(0.6)**	(0.2)
Corporate	**(5.9)**	(6.1)	-	-	**(5.9)**	(6.1)
SEGMENT TOTAL	**213.2**	138.4	**26.7**	22.7	**239.9**	161.1
Net interest expense	**(35.2)**	(31.5)			**(35.2)**	(31.5)
	178.0	106.9	**26.7**	22.7	**204.7**	129.6

	Segment assets (excluding investments in associates) 2002 $ millions	2001 $ millions	Investments in associates 2002 $ millions	2001 $ millions	Total assets 2002 $ millions	2001 $ millions
BUSINESS SEGMENTS						
Building products - Australia	**958.3**	974.1	**6.9**	1.2	**965.2**	975.3
Construction materials - Australia	**1,781.1**	1,705.3	**16.5**	7.9	**1,797.6**	1,713.2
United States of America	**685.2**	767.4	**105.6**	109.5	**790.8**	876.9
Asia	**28.6**	26.1	**202.3**	206.4	**230.9**	232.5
Other	**4.7**	4.9	-	-	**4.7**	4.9
Corporate	**22.5**	26.7	-	-	**22.5**	26.7
SEGMENT TOTAL	**3,480.4**	3,504.5	**331.3**	325.0	**3,811.7**	3,829.5
Cash and investments ***	**52.5**	39.5			**52.5**	39.5
Deferred tax assets (unallocated)	**140.2**	145.5			**140.2**	145.5
	3,673.1	3,689.5	**331.3**	325.0	**4,004.4**	4,014.5

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

Building products - Australia	Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products.
Construction materials - Australia	Quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding.
United States of America	Bricks, rooftiles and flyash
Asia	Plasterboard, premix concrete
Other	Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

1. SEGMENTS *(continued)*

	Revenue* 2002 $ millions	Revenue* 2001 $ millions
SECONDARY REPORTING		
GEOGRAPHICAL SEGMENTS		
Australia	**1,510.8**	1,288.9
United States of America	**378.8**	413.4
Asia	**40.4**	27.6
Other	**1.4**	2.0
Corporate	**-**	-
SEGMENT TOTAL	**1,931.4**	1,731.9

	Operating profit (excluding associates) 2002 $ millions	2001 $ millions	Results of associates 2002 $ millions	2001 $ millions	Operating profit before tax 2002 $ millions	2001 $ millions
GEOGRAPHICAL SEGMENTS						
Australia	**171.3**	93.6	**7.5**	4.2	**178.8**	97.8
United States of America	**45.3**	51.3	**8.6**	7.9	**53.9**	59.2
Asia	**3.1**	(0.2)	**10.6**	10.6	**13.7**	10.4
Other	**(0.6)**	(0.2)	**-**	-	**(0.6)**	(0.2)
Corporate	**(5.9)**	(6.1)	**-**	-	**(5.9)**	(6.1)
SEGMENT TOTAL	**213.2**	138.4	**26.7**	22.7	**239.9**	161.1
Net interest expense	**(35.2)**	(31.5)			**(35.2)**	(31.5)
	178.0	106.9	**26.7**	22.7	**204.7**	129.6

	Segment assets (excluding investments in associates) 2002 $ millions	2001 $ millions	Investments in associates 2002 $ millions	2001 $ millions	Total assets 2002 $ millions	2001 $ millions
GEOGRAPHICAL SEGMENTS						
Australia	**2,739.4**	2,679.4	**23.4**	9.1	**2,762.8**	2,688.5
United States of America	**685.2**	767.4	**105.6**	109.5	**790.8**	876.9
Asia	**28.6**	26.1	**202.3**	206.4	**230.9**	232.5
Other	**4.7**	4.9	**-**	-	**4.7**	4.9
Corporate	**22.5**	26.7	**-**	-	**22.5**	26.7
SEGMENT TOTAL	**3,480.4**	3,504.5	**331.3**	325.0	**3,811.7**	3,829.5
Cash and investments ***	**52.5**	39.5			**52.5**	39.5
Deferred tax assets (unallocated)	**140.2**	145.5			**140.2**	145.5
	3,673.1	3,689.5	**331.3**	325.0	**4,004.4**	4,014.5

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.
** Operating profit represents profit before income tax expense.
*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

Asia	Asia, New Zealand
Other	Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

Comments by directors

19.1 Basis of accounts preparation

This half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB1029 *Interim Financial Reporting*, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. It is recommended that this half-year financial report be read in conjunction with the 30 June 2002 Annual Financial Report and any public announcements by Boral Limited and Controlled Entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as outlined below, are consistent with those of the previous financial year and corresponding half-year.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

19.2 Material factors effecting the revenues and expenses of the consolidated entity for the current period.

Refer attached Results Announcement

19.3 A description of each event since the end of the current period which has had a material effect and is not related to matters already reported.

(a) On 7 February 2003, the High Court of Australia allowed with costs the appeal by Boral Masonry Limited against the decision of the Full Court of the Federal Court in the misuse of market power prosecution instituted by the ACCC and found that the trial judge's decision to dismiss the prosecution was correct. The financial impact of this decision, which is not material, has been included in the half year results.

(b) Subsequent to 31 December 2002 the company has entered into an agreement with Franklin Industries Inc to acquire the assets of that company's brick distribution business for an amount of USD $66 million. The transaction is expected to be completed by the end of March.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least a year.

The balance of the franking account of Boral Limited as at 31 December 2002 is $Nil after adjusting for franking credits/debits that will arise from:

- the payment/refund of the amount of the provision for income tax
- payment of dividends declared subsequent to 31 December 2002
- the receipt of intercompany dividends from controlled entities during the current financial year.

The company anticipates that future franking credits/debits arising from future transactions of the abovementioned nature will enable it to pay dividends franked to at least the current level of the interim dividend.

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

19.5 Changes in accounting policies since the last annual report are disclosed as follows.

Foreign currency translation : The consolidated entity has applied the revised AASB1012 *Foreign Currency Translation* for the first time from 1 July 2002. For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs. The change in policy has no material financial effect in the current period.

Employee Benefits: The consolidated entity has applied the revised AASB1028 *Employee Benefits* for the first time from 1 July 2002. The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the Company expects to pay as at each reporting date, not wage and salary rates current at reporting date.
As a result, the consolidated entity recognised a credit to current provisions of $2.0m, a debit to deferred tax assets of $0.6m and a debit to opening retained profits of $1.4m at 1 July 2002 representing the effect of increased remuneration rates on the annual leave provision. The change in policy has no material financial effect in the current period.

Provisions, contingent liabilities and contingent assets: The consolidated entity has applied AASB1044 *Provisions, Contingent Liabilities and Contingent Assets* for the first time from 1 July 2002. Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously,dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year. As a result the consolidated entity's provisions do not take into account the dividend of $63.3 million declared on 11 February 2003.

19.6 Revisions of estimates of amounts reported in previous interim periods which have a material effect on this half year

None Material

19.7 Changes in contingent liabilities or assets

None material

Compliance statement

1 This report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements and Urgent Issues Consensus Views.

2 This report, and the accounts upon which the report is based, use the same accounting policies.

3 This report gives a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies.

☐	The financial report has been audited.	✔	The accounts have been subject to review.
☐	The financial report is in the process of being audited or subject to review.	☐	The financial report has *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: [signature] Date: 12 February 2003

(Company secretary)

Print name: M. B. Scobie

Additional notes to Appendix 4B

1. Earnings per share

Classification of securities as ordinary shares
Only ordinary shares have been included in basic earnings per share.

Classification of securities as potential ordinary shares
Options outstanding under the Executive Share Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share only.

	Consolidated	
	Current period $ millions	Previous corresponding period $ millions
Earnings reconciliation		
Net profit	144.6	92.2
Net profit attributable to outside equity interests	(0.3)	-
Basic and diluted earnings	144.3	92.2
Weighted average number of ordinary shares used as the denominator		
Number for basic earnings per share	575,719,644	569,868,923
Effect of executive share options on issue	3,926,788	2,351,849
Number for diluted earnings per share	579,646,432	572,220,772
Basic earnings per share (cents) - ordinary shares	25.1	16.2
Diluted earnings per share (cents) - ordinary shares	24.9	16.1

2. Contingent Liabilities

Boral Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Boral Limited's wholly or partly-owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the Boral Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed and costs estimated clean-up costs have been expensed or provided for.

Certain entities within the consolidated entity are subject to various lawsuits and claims in the ordinary course of business. It is the opinion of management that any liabilities arising from such lawsuits and claims would not have a material adverse effect on the consolidated financial statements or are not at this time capable of reliable quantification.

DIRECTORS' DECLARATION

In the opinion of the Directors of Boral Limited:

1. the financial statements and notes set out on pages 1 to 15, are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2002 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:

Kenneth J. Moss
Director

Rodney T. Pearse
Director

Sydney, 12 February 2003

KPMG

Independent review report to the members of Boral Limited

Scope

We have reviewed the financial report of Boral Limited for the half-year ended 31 December 2002 in the form of Appendix 4B of the Australian Stock Exchange Listing Rules, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration, but excluding the following sections:

(a) material factors affecting the revenues and the expenses of the economic entity for the current period

(b) compliance statements.

The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Boral Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Trent van Veen
Partner

Place: Sydney
Date: 12 February 2003

DIRECTORS' REPORT

In accordance with the Corporations Act 2001, the Directors of Boral Limited ("the Company") report on the consolidated entity, being the Company and its controlled entities, for the half-year ended 31 December 2002:

(1) **Review of Operations**
A review of the operations of the consolidated entity during the half-year and the results of those operations is set out in the attached Interim Results Announcement for the half year ended 31 December 2002.

(2) **Names of Directors**
The following persons have been Directors of the Company at all times during and since the end of the half-year:

Kenneth J. Moss (Chairman)
Rodney T. Pearse (Managing Director)
Elizabeth A. Alexander
E. John Cloney
Rodney T. Halstead
Mark R. Rayner
J. Roland Williams

No other person has been a Director of the Company at any time during or since the end of the half-year.

(3) The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest one hundred thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors.

Kenneth J. Moss
Director

Rodney T. Pearse
Director

Sydney, 12 February 2003

Boral Limited BORAL

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

12 February 2003

The Manager, Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

I attach copies of slides (46 - two to each page) being shown by Rod Pearse, the Managing Director, during briefings for analysts and the media on Boral's results for the half year ended 31 December 2002.

Yours faithfully

M.B. Scobie
Company Secretary

Boral

2003 Interim Results Presentation
by Rod Pearse
12 February 2003


BORAL

Underlying half year profit increases by 57% to $144 million

Overview of results presentation

- Financial highlights
- Markets review
- Financial results
- Segment overview
  - Building Products, Australia
  - Construction Materials, Australia
  - USA
  - Asia
- Perform & grow strategy
- Outlook

Building on our strong resource and market positions   Interim Results FY2003

Financial highlights: profit up 57% to $144m

- PAT up 57% to $144m, driven by:
  - strong performance in Australia
  - good results in USA and Asia
  - turnarounds/growth
  - effective price management
- Sales revenue up 12% to $1.9 billion
- EBIT up 49% to $240m
- EBIT/Sales margins up from 9.3% to 12.4%
- Debt to Equity down to 41%
- ROE up 48% to 12.1% (MAT)

Financial highlights

- Earnings per share up 55% to 25.1 cents
- 11.0 cents per share interim dividend declared; 75% franking (compared with 9 cents/ 35% franked in 1H01)
- 40% increase in grossed up dividend compared with interim dividend for FY2002
- Payout ratio of 44%
- Share price up 32% to $4.35 for 12 months to Dec-02
- Top quartile of ASX100 total shareholder returns over past three years

Markets Review


BORAL

Strong Australian activity levels

AUSTRALIA - VALUE OF WORK DONE

$98 Billion. Half Years. Seasonally Adjusted.


25
20
15
10
5
0
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02 f
Roads, Highways, Subs & Bridges
Non Dwelling
Dwelling (incl A&A)

Source: ABS; BIS Shrapnel Dec 02 forecast for December 2002

Building on our strong resource and market positions   Interim Results FY2003

Dwelling Approvals remained high in the Dec-02 half

AUSTRALIA DWELLING APPROVALS

Quarterly. Seasonally Adjusted.


20,000
16,000
12,000
8,000
4,000
0
Total Dwellings
Houses
Other Dwellings
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02

Source: ABS 8731

BORAL **Building on our strong resource and market positions** **Interim Results FY2003**

Australian dwelling value of work done has been strong

AUSTRALIA DWELLING ACTIVITY

Quarterly. Seasonally Adjusted.


FY2001
FY2002
HY03
Starts & Approvals - Units
50,000
40,000
30,000
20,000
10,000
0
Total Dwelling Approvals
Total Dwelling Starts
Dwelling Value of Work Done
Value of Work Done (A$97/98 Billion)
10
8
6
4
2
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02

Source: ABS & BIS Shrapnel for Dec 02 quarter: Dec 02 forecast for Dwelling Starts and Nov-02 forecast for Dwelling Value of Work Done

BORAL **Building on our strong resource and market positions** **Interim Results FY2003**

Australian non-dwelling value of work done has been increasing from a low base

AUSTRALIA - NON DWELLING VALUE OF WORK DONE
$01 Billion. Half Year, Original.


10,000
8,000
6,000
4,000
2,000
0
Other Business Premises
Factories
Hotels
Shops
Offices
Social & Institutional
Dec-84
Dec-85
Dec-86
Dec-87
Dec-88
Dec-89
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02

Source: ABS 8752, BIS Shrapnel Nov 02 forecast used for Dec quarter 02

BORAL Building on our strong resource and market positions Interim Results FY2003

US activity in the Brick States* remains strong

USA BRICK STATES* - VALUE OF WORK COMMENCED
US$92 Value, Billions


90
80
70
60
50
40
30
20
10
0
NON-RESIDENTIAL
RESIDENTIAL
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02

* "Brick States" - Alabama, Arkansas, Florida, Georgia, Illinois, Kentucky, Louisiana, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia.

Source: FW Dodge Dec 02

BORAL Building on our strong resource and market positions Interim Results FY2003

Financial Results


BORAL

Underlying profit increased by 57% to $144m

6-months to: A$ million	Dec-02	Jun-02	Dec-01	Dec-Dec % change
Sales revenue	**1,931**	1,757	1,732	12
EBITDA	**337**	275	256	32
EBIT	**240**	182	161	49
Interest	**35**	31	32	12
Profit before tax	**205**	150	130	58
Tax	**60**	50	37	61
Profit after tax	**144**	100	**92**	**57**

Building on our strong resource and market positions Interim Results FY2003

Boral's balance sheet continues to strengthen

6-months to: A$ million	Dec-02	Dec-01	% change
Net debt	**864**	1,056	(18)
Interest	**35**	32	12
Debt / (Debt + Equity), %	**29**	35.5	(18)
Debt / Equity, %	**41**	55	(25)
Interest cover, times	**6.8**	5.1	33
Funds employed, $m	**2,968**	2,972	-
ROFE, % (MAT)	**14.6**	9.3	57
NTA / share, $	**3.29**	2.94	12

Sales have returned to stronger levels; EBIT has strengthened substantially



Sales revenue, $million
2500
2000
1500
1000
500
0
1H97
2H97
1H98
2H98
1H99
2H99
1H00
2H00
1H01
2H01
1H02
2H02
1H03



EBIT, $million
250
200
150
100
50
0
1H97
2H97
1H98
2H98
1H99
2H99
1H00
2H00
1H01
2H01
1H02
2H02
1H03

Results for reported building and construction materials businesses each year

Margins have continued to improve


EBIT/Sales
14%
12%
10%
8%
6%
4%
2%
0%
FY97
FY98
FY99
FY00
FY01
FY02
HY03


EBITDA/Sales
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY97
FY98
FY99
FY00
FY01
FY02
HY03

Results for reported building and construction materials businesses each year

Building on our strong resource and market positions **Interim Results FY2003**

Returns have significantly improved


ROFE, %
16
14
12
10
8
6
4
2
0
FY99
FY00
FY01
FY02
HY03 (MAT)


ROE, %
14
12
10
8
6
4
2
0
FY99
FY00
FY01
FY02
HY03 (MAT)

Building on our strong resource and market positions **Interim Results FY2003**

Stronger volumes & prices together with underlying improvements underpin the improved EBIT result


$161 m
$240 m
HY02
Volume
Price
Cost inflation
Operational Improvement
Acq/Growth /Divest
Offshore operations
FX/POSA/ Other
HY03

Building on our strong resource and market positions — Interim Results FY2003

Strong lift in Australian returns

Revenue A$ million	Dec-02	Dec-01	% change
Building Products, Australia	**592**	487	22
Construction Materials, Australia	**919**	802	15
USA	**379**	413	(8)
Asia	**40**	28	46
Discontinued	**1**	2	
Total	**1,931**	**1,732**	**12**

EBIT A$ million	Dec-02	Dec-01	% change
Building Products, Australia	**65**	36	80
Construction Materials, Australia	**113**	62	84
USA	**54**	59	(9)
Asia	**14**	10	32
Corporate, Discontinued & Other	**(6)**	(6)	
Total	**240**	**161**	**49**

Building on our strong resource and market positions — Interim Results FY2003

Stronger results from Building Products, Australia

- Sales up 22% to $591m
- EBIT up 80% to $65m
- EBIT/Sales margin up from 7.5% to 11.1%
- EBITDA/Sales margin up from 11.8% to 14.9%
- Funds employed down 2% to $809m
- ROFE* up from 6.7% to 14.1%


EBIT / Revenue
12%
10%
8%
6%
4%
2%
0%
FY99
FY00
FY01
FY02
HY03


ROFE*
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY99
FY00
FY01
FY02
HY03

* Moving Annual Total Return on Funds Employed

BORAL Building on our strong resource and market positions   Interim Results FY2003

Building Products, Australia benefited from 22% uplift in housing


Australian Plasterboard
Bricks
Roofing
Masonry
Windows
Timber

Share of 1H03 (External) Revenue

- Strong uplift in Australian housing activity (VWD +22%)
- Significant gains in Bricks; price softening due to product mix
- Strong performance from Masonry
- Improved Roofing result
- Cost reductions & volume uplifts more than offset price softening in Plasterboard
- Significant turnarounds in Timber and Windows

BORAL Building on our strong resource and market positions   Interim Results FY2003

Boral Masonry won High Court appeal in predatory pricing case

- Landmark decision
- Trial judge's decision correct - Boral did not have market power
- Boral set prices by reference to the market
- Good for consumers – promotes vigorous price competition
- Boral's conduct was lawful, vigorous & competitive
- Prospect of recoupment needs to be shown to establish predatory pricing
- Vertical integration & financial strength do not per se restrict competitive behaviour

Construction Materials, Australia returns are back to strong levels

- Sales up 15% to $919m
- EBIT up 84% to $113m
- EBIT/Sales margin up from 7.7% to 12.3%
- EBITDA/Sales margin up from 13.6% to 17.5%
- Funds employed up 3% to $1,474m
- ROFE* up from 8.8% to 13.5%

EBIT / Revenue


14%
12%
10%
8%
6%
4%
2%
0%
FY99
FY00
FY01
FY02
HY03

ROFE*


16%
14%
12%
10%
8%
6%
4%
2%
0%
FY99
FY00
FY01
FY02
HY03

* Moving Annual Total Return on Funds Employed

Improved pricing and volume uplifts benefited Construction Materials, Australia


Quarries
Cement division**
Contracting
Transport
QEU
Asphalt
Concrete

Share of 1H03 (External) Revenue

- Improved Cement, Quarry & Concrete pricing
- Stronger Concrete & Quarry volumes
- Growth in Cement volumes & lime sales
- Cement capacity constraint
- Improved Asphalt result
- Recovery in Scaffolding utilisation
- QEU contributed $8.5m profit

** Cement division includes BCSC, concrete placement & scaffolding

Stronger readymix concrete prices


AUSTRALIA - READY MIX CONCRETE
QUARTERLY
Price Index* (100=1990)
130
120
110
100
90
80
70
60
50
40
Dec-80
Dec-82
Dec-84
Dec-86
Dec-88
Dec-90
Dec-92
Dec-94
Dec-96
Dec-98
Dec-00
Dec-02

Source: ABS Price Index for Material Used in Other than House Building – Readymix Concrete (Weighted Average of six Capital Cities)

Strong US results maintained in US$; A$5m negative exchange rate impact on translation

- Sales steady at US$210m (exc. MonierLifetile)
- EBIT steady at US$30m
- EBIT/Sales margin steady at 14.2%
- EBITDA/Sales margin up from 19.9% to 20.5%
- Funds employed flat at US $402m
- ROFE* (US$) up from 13.4% to 14.0%


EBIT / Revenue
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY99
FY00
FY01
FY02
HY03


ROFE*
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY99
FY00
FY01
FY02
HY03

* Moving Annual Total Return on Funds Employed

Building on our strong resource and market positions   Interim Results FY2003

Strong market conditions underpin strong contribution from United States


Bricks
Clay rooftiles
Flyash & admixtures
Concrete rooftiles**

Share of 1H03 Revenue

- Housing market remains strong
- Softer result from Bricks due to some price softening
- Turnaround of BMTI business
- Steady turnaround in Monier-Lifetile's underlying EBIT
- Softer Clay Tile volumes offset by operational improvements & higher prices

** MonierLifetile JV is equity accounted - Boral's share of revenue does not appear in consolidated accounts but is included in the revenue pie chart

Building on our strong resource and market positions   Interim Results FY2003

Strong turnaround sustained in Asia


ASIA EBIT (including Plasterboard and Construction Materials)
A$ million
15
10
5
0
-5
-10
-15
-20
1H99
2H99
1H00
2H00
1H01
2H01
1H02
2H02
1H03

Steady improvement from Asian operations

- Sales up 46% to $40m
- EBIT up 32% to $14m
- Underlying Plasterboard market growth of around 10%
- South Korea slow in first quarter but regained momentum in Dec-quarter
- Stronger result from Indonesian Concrete & Quarries
- Construction materials growth: increased batch plants & pipe business acquisition


EBIT / Revenue**
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
FY97
FY98
FY99
FY00
FY01
FY02
HY03

** FY01, FY02 & FY03 revenues include Boral's share of the Plasterboard Asia JV

Boral's Strategic Intent

"Boral intends to be a value-driven, focused building and construction materials supplier operating in Australia and increasingly offshore"

CEO (Elect), October 1999

Perform & Grow Strategy



Operating margins up from 9.0% to 12.3%

$25m pa EBIT from QEU

SIB capex at around 63% of depreciation since demerger

Reduced stock & trade receivables

Divestment of over $400m

D/E from 83% to 41%

Growth capex / acquisitions of around $200m pa.

"We will grow around our leading reserve and market positions" *CEO Elect, Oct-99*


USA
Fly ash #2
Bricks #1
Clay Roof tiles #1
Concrete Rooftiles #1
ASIA
Plasterboard*
Indonesia #1
Malaysia #1
The Philippines #1
China (east) #1
Korea #1
Thailand #1
Indonesia Concrete #1
AUSTRALIA
Bricks #1 Masonry #1
Roof tiles #2 *Cement* #1
Concrete #1 *Quarries* #1
Asphalt #2 *Plasterboard* #2

*Joint venture with Lafarge

Businesses in italics represent growth since demerger

BORAL **Building on our strong resource and market positions** **Interim Results FY2003**

Over $725m of capital allocated to growth in Australia and offshore since demerger

COMPLETED AND PLANNED GROWTH EXPENDITURE


Australia
USA
Asia

Australia

Oberon Softwood JV, Koolkhan upgrade, Concrite & Alsafe Concrete, Transfield Asphalt, Marulan lime upgrade, Compton Park Quarry, **Go-Crete, Canberra Minimix, Stud & Track, Allen's Asphalt Qld, NSW & Vic Cement expansion**

Asia

Plasterboard JV (incl. Siam Gypsum), **Indonesia Concrete Assets, Rocla Pipe in Indonesia**

USA

Vostile, Commercial/moulded brick upgrade, new Augusta paver plant, new rooftile plants at Denver, Mexico, MonierLifetile expansion, **acquisition of Franklin Brick**

BORAL **Building on our strong resource and market positions** **Interim Results FY2003**

Boral has leading cement positions in NSW & Victoria


Clinker / Cement plant
Grinding Mill
Limestone / Lime
Flyash
Sunstate Cement
Port Augusta
Collie
Eraring
Mt Piper
Marulan
Kooragang Island
Maldon
Berrima
Waurn Ponds

Building on our strong resource and market positions | Interim Results FY2003

Our cement upgrade program will strengthen our cost position and enhance our capacity flexibility

- Cement upgrade program:
  - $131m capital at Waurn Ponds (Vic) & Berrima (NSW)
  - $25m cost savings (end of FY04) – lower energy & freight costs; reduced greenhouse gas emissions
  - Avoid $30m of SIB capex
  - Upgrade to 1.4m tpa low-cost kiln 6
  - Capacity flexibility to meet growing market demands
  - Currently net importing into Australia

Building on our strong resource and market positions | Interim Results FY2003

The Franklin Brick acquisition will strengthen our #1 position in Bricks in the USA

- US$66m acquisition; trailing EBITDA multiple of 6.1 times
- Following the acquisition Boral will have 48 distribution centres in 13 US states
- Move further into direct sales to end customers
- Improved operating margins
- Further savings from freight logistics, inventory management, purchasing, streamlined marketing & back office functions
- FTC approval required
- Small impact in 2HY03; full year EBITDA impact in FY2004 of around US$13m

Franklin facilities complement existing brick operations


Gleason
Salisbury
Van Wyck
Lexington
Atlanta
Augusta
Macon
Muskogee
Henderson
Marshall
Macon
Bessemer
Phoenix City
20 Franklin Brick locations
28 Boral Brick Studios
21 Boral Brick plants at 13 Boral manufacturing locations

We are delivering on our *Financial Objectives*

FINANCIAL OBJECTIVES:

- Exceed the weighted average cost of capital (WACC) on a sustainable basis through the building cycle
- Beat the competition in comparable markets
- Deliver superior total shareholder returns (TSR)

Boral's share price up 16% for six months to Dec-02


$5.00
$4.00
$3.00
$2.00
$1.00
Boral's Share Price versus ASX 100 index
+ 16%
Boral
ASX100 indexed
Feb-00
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02

* Start price = $2.28 (Weighted average of first trading week, Closing share price 11 February 03 = $4.39

Source: Bloomberg

BORAL Building on our strong resource and market positions Interim Results FY2003

Boral *continues* to deliver top quartile TSR performance

TSR PERFORMANCE OF ASX100 - March 2000 to December 2002*


1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
30.9%
BORAL

* Start price 1 March 2000: $2.32, Closing share price 31 December 2002: $4.35
Source: Bloomberg

BORAL Building on our strong resource and market positions   Interim Results FY2003

FY2003 Outlook


BORAL

BORAL

Australian dwelling activity should soften by Dec-03


AUSTRALIA DWELLING VALUE OF WORK DONE
$97/98 Billion. Quarterly. Seasonally Adjusted.
Forecast
8
6
4
2
0
Dwelling Value of Work Done
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

Source: ABS 8752, BIS Shrapnel Dec 02 forecast

Australian non-dwelling activity is lifting


AUSTRALIA NON-DWELLING ACTIVITY
Quarterly. Seasonally Adjusted. $00/01, millions.
Forecast
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Value of Work Done
BIS Shrapnel
VWD Forecast
Value of Approvals
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

Source: ABS 8752, BIS Shrapnel Dec 02 forecast

Overall Australian VWD in FY2003 and FY2004 is expected to be well above FY2002

AUSTRALIA - VALUE OF WORK DONE (BUILDING & CONSTRUCTION)
$98 Billion. Seasonally adjusted.


50
45
40
35
30
25
20
15
10
5
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003 f
2004 f
2005 f
2006 f
2007 f
2008 f
Roads, Highways, Subdivisions & Bridges
Non Dwelling
Dwelling (incl A&A)

Source: ABS, BIS Shrapnel Dec 02 forecast

US residential activity is expected to remain strong

USA BRICK STATES - VALUE OF WORK COMMENCED
US$92 Value, Billions


180
160
140
120
100
80
60
40
20
0
Forecast
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003 f
2004 f
2005 f
2006 f
2007 f
NON-RESIDENTIAL
RESIDENTIAL

* "Brick States" - Alabama, Arkansas, Florida, Georgia, Illinois, Kentucky, Louisiana, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia.

Source: FW Dodge Sep 02 forecast

Asian construction demand continues to grow


Korea
Value of construction orders received. Trillion Won
Thailand
Gross fixed capital formation. Billion bhat
Indonesia
Value of completion. Trillion Rp
China - Shanghai
Value of construction work done. Billion yuan
40
30
20
10
0
600
400
200
0
40
30
20
10
0
70
35
0
1992
1994
1996
1998
2000
2002f
2004f
LEGEND: Residential
Non-residential
Eng & Constr
Total VWD

Sources: Korea: National Statistical Office, Thailand: Office of National Economic & Social Development Board, Indonesia: Biro Pusat Statistic Indonesia, China: China Statistical Yearbook, BIS Shrapnel forecasts from 2002 onwards

Outlook for FY2003

- Easing of dwelling approvals and VWD in Jun-03 half
- Stronger Australian non-dwelling demand in H2
- H2 typically seasonally weaker
- Stronger construction materials prices in H2
- Solid USA earnings; strong A$
- Performance improvement in Asia
- Anticipate stronger QEU contribution in H2
- Significant increase in H2 capex (SIB + growth & acquisition)
- *Expect full year earnings of around $260m (15% above previous forecast and 9% above current IBES consensus)*